SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------
                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                              FOR THE MONTH OF NOVEMBER

                        COMMISSION FILE NUMBER: 001-33750

                      MAXCOM TELECOMUNICACIONES, S.A.B. DE
                                      C.V.
             (Exact name of Registrant as specified in its Charter)

                         MAXCOM TELECOMMUNICATIONS, INC.

                 (Translation of Registrant's name into English)
                           --------------------------

                      GUILLERMO GONZALEZ CAMARENA NO. 2000
                      COLONIA CENTRO DE CIUDAD DE SANTA FE
                                MEXICO, DF 01210
              (Address of Registrant's principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |_| Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

                                 Yes |_| No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

                                 Yes |_| No |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                        MAXCOM TELECOMUNICACIONES, S.A.B DE C.V.
                                        By: /s/ Gonzalo Alarcon
                                        Name: Gonzalo Alarcon
                                        Date: November 26, 2008
                                        Title: General Counsel

Maxcom Telecomunicaciones, S.A.B. de C.V. General Ordinary Shareholders Meeting
                                   First Call

MEXICO CITY, Nov. 26 /PRNewswire-FirstCall/ -- In accordance with article 38 and other applicable articles of the By-laws of the Company, as well as article 181 and other applicable articles of the Mexican General Law for Business Corporations (Ley General de Sociedades Mercantilies), the shareholders of Maxcom Telecomunicaciones, S.A.B. de C.V. (NYSE: MXT) are hereby called to a General Ordinary Shareholders' Meeting to be held on December 5, 2008 at 10:00 a.m. at the offices located at Torre del Bosque, B. Manuel Avila Camacho No. 24 (Periferico), 6th Floor, Col. Lomas de Chapultepec, Zip Code 11000 in Mexico, Federal District, which, in accordance with the By-laws of the Company, are located in the corporate domicile of the Company, in order to transact the issues contained in the following:

                                     AGENDA

I. Proposal, discussion and, shall it be the case, resolution of the composition of the Board of Directors, and the appointment, ratification or resignation of the regular and alternate directors of the Board of Directors and, shall it be the case, of the members of the Audit and Corporate Governance Committee of the Company.

II. Designation of special delegates for the Meeting that may execute and formalize the resolutions adopted.

In accordance with clause 43 of the By-laws of the Company and articles 128 and 129 of the Mexican General Law of Business Corporations and article 290 of the Mexican Stock Market Law (Ley del Mercado de Valores), only shareholders registered  in the Stock  Ledger of the  Company,  as well as such  persons that submit the securities certificates issued by a securities depositary, supplemented by the list that sets forth the names of the shareholders prepared by depositors in that regard, will be entitled to attend or be represented at the Meeting, subject to the applicable provisions of the Mexican Stock Market Law. Shareholders are entitled to attend the Meeting personally or through a representative, subject to the provisions of the By-laws of the Company. In the event that the shareholders attend the Meeting through a representative, such representative shall be designated by means of a proxy letter or a general or special power of attorney granted in accordance with applicable laws, or through the proxy letter that shall be provided by the Company in accordance with article 49, paragraph III of the Mexican Stock Market Law and that shall be available in accordance with said law. Consequently, the shareholders must show the corresponding admission card, which needs to be requested no later than the day immediately preceding the date of the Meeting, in the Office of the Secretary of the Company located at Guillermo Gonzalez Camarena No. 2000, Colonia Centro de Ciudad Santa Fe, Mexico, D.F., C.P. 01210. For such purpose, they will deposit at the Office of the Secretary the share certificates that represent the corresponding shares or the deposit certificates issued in connection with said shares by S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, a domestic or foreign bank or any authorized brokerage firm. In order to obtain the aforementioned admission card, depositors of S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, will enclose the lists that set forth the names of the shareholders to the certificates issued by said institution and official proof of their nationality. Said admission cards and forms may be obtained at the aforementioned Office of the Secretary of the Company, from the release of this notice of meeting to the day immediately preceding the date of the Meeting, on business days and during working hours. Furthermore, in accordance with article 49, paragraph I, of the Mexican Stock Market Law (Ley del Mercado de Valores) and clause 43 of the By-laws of the Company, the information referred to in the Agenda will be made available to the shareholders or their representatives at the same address referred to above, at least fifteen calendar days before the date of the Meeting.

                         Mexico, D.F., November 26, 2008